Exhibit 99.1

RADA Announces Closing of Public Offering of 5,175,000 Ordinary Shares

NETANYA, Israel – March 8, 2021 – RADA Electronic Industries Ltd. (“RADA”) (NASDAQ and TASE: RADA), a global defense technology company, today announced the closing of its public offering of 5,175,000 ordinary shares at a public offering price of $11.50 per share. The gross proceeds to RADA from this offering, which includes the proceeds from the full exercise of the underwriters’ option to purchase an additional 675,000 ordinary shares, are expected to be approximately $59.5 million before deducting the underwriting discounts and commissions and other offering expenses payable by RADA.

RADA intends to use the net proceeds from this offering for general corporate purposes.

Jefferies LLC, Baird and Canaccord Genuity acted as joint bookrunners for this offering. A.G.P./Alliance Global Partners acted as lead manager in the offering.

The offering was made pursuant to an effective shelf registration statement (File No. 333-252015) declared effective by the Securities and Exchange Commission (‘SEC”) on January 21, 2021. A final prospectus describing the terms of the offering has been filed with the SEC and is available on the SEC’s website located at http://www.sec.gov.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Safe Harbor Statement

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995, including statements regarding RADA’s expectations with respect to its proposed offering and its intended use of proceeds from the offering. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions, including the risks and uncertainties associated with market conditions, as well as risks and uncertainties inherent in RADA’s business, including, but not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in RADA’s Annual Report on Form 20-F for the year ended December 31, 2020, and other filings with the Securities and Exchange Commission.

Company Contact: Avi Israel (CFO) Tel: +972-76-5386200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 646 201 9246 rada@gkir.com